Exhibit 99.1

500.com Limited Announces Private Placement and Appointment of New Officers

December 21, 2020

SHENZHEN, China, December 21, 2020 /PRNewswire/ -- 500.com Limited (NYSE: WBAI) ("500.com" or the "Company"), an online sports lottery service provider in China, today announced that it has entered into a definitive share subscription agreement (the “Agreement”) with Good Luck Information Technology Co., Limited ("Good Luck Information"), a company incorporated in Hong Kong, for the issuance and sale of newly issued Class A ordinary shares of the Company (“Class A Shares”).

Pursuant to the Agreement, Good Luck Information will purchase 85,572,963 newly issued Class A Shares for a total purchase price of approximately US$23 million, to be settled in U.S. dollars or in crypto-currencies, including Bitcoin (BHC), to be determined chosen by the Company within one month of the date of the Agreement. Good Luck Information shall make full payment of the purchase price in currencies determined by the Company within one month of the Company’s determination. The per share purchase price of US$0.269 is the closing trading price of the Company's ADSs on December 18, 2020, the last trading day immediately preceding the date of the purchase agreement. as adjusted by a 1-to-10 ADS to ordinary shares ratio

Good Luck Information has agreed to subject all the shares it or its affiliate will acquire in the transaction to a contractual lock-up restriction for 180 days after the closing. The closing is expected to take place on or before February 20, 2021, upon satisfaction of customary closing conditions.

Good luck Information is controlled by Mr. Man San Vincent Law, a founder of the Company, who currently holds less than 5% of the Company’s outstanding share capital. Upon closing, Good Luck Information will hold 16.6% of the Company's issued and outstanding ordinary shares.

Appointment of New Officers

The Company's Board of Directors (the "Board") has proposed the Company to explore business opportunities in the blockchain and cryptocurrency industries based on some success experience of its associate, Loto Interactive Limited. The Board has appointed Mr. Xianfeng Yang as the Chief Executive Officer of the Company, and Mr. Bo Yu as the Chief Operating Officer of the Company, both effective Decembers 21, 2020.

Mr. Yang has extensive experience in the cryptographic digital virtual currency industry. He has been in charge of the construction and operation of the big data center of Loto Interactive Limited. Mr. Yang also serves as the Chairman of Changhe Hydropower Absorption Blockchain Big Data Industrial Park in Sichuan. Mr. Yang served as the Company’s senior Vice President from 2018 to 2020. Mr. Yang received a bachelor’s degree in Architecture from Huazhong University of Science and Technology.

Mr. Yu has served as the Company’s Director since 2017, and served as General Counsel since 2014. Mr. Yu received a master's degree in law from the University of Iowa, and a master's degree in law and a bachelor's degree in science from the Wuhan University. Mr. Yu has been admitted to the Bar of the State of Michigan.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
ir@500wan.com

Ms. Danni Zheng

Phone: +86 755 8633 8005